FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F                                           ☒                                    Form 40-F                                           ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                            ☐                                    No                                ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         ]

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN THE UNITED STATES OF AMERICA (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA), CANADA, OR JAPAN.

PRESS RELEASE

NATIONAL BANK OF GREECE

3 October 2005

Offering of Shares in National Bank of Greece S.A.

Final Offering Price fixed at €32.90 per share

National Bank of Greece (“NBG”) and Ethniki Kefaleou announce the successful sale of 9.2 million shares of NBG via an accelerated bookbuild to international and domestic institutional investors via a private placement.  Strong demand was seen for the offering from both international and domestic institutional investors. The final offering price was fixed at € 32.90 per share just 2 cents off today’s closing price.

Citigroup, Credit Suisse First Boston and NBG International acted as Joint Bookrunners of the offering.

This press release does not in any manner constitute nor should it be characterised, considered or regarded as an invitation to the public to invest or as an invitation for collection of the public’s savings nor an advertisement, notification, statement or announcement soliciting investment in the shares of the Company.

THIS PRESS RELEASE IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES DESCRIBED HEREIN.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM PART OF AN OFFER OR SOLICITATION OF AN OFFER TO PURCHASE OR SUBSCRIBE FOR SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION, INCLUDING THE HELLENIC REPUBLIC. THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 AND WILL NOT BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN APPLICABLE EXEMPTION FROM REGISTRATION. NO PUBLIC OFFERING OF SECURITIES IS BEING MADE IN THE UNITED STATES.

This communication is for distribution only to and is directed only at persons falling within Article 19 or Article 49 of The Financial Services and Markets Act 2000 (Financial Promotion) Order as

persons having professional experience in matters relating to investments or meeting the asset tests set out in Article 49  and to persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”).  This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons. Stabilisation/FSA

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN THE UNITED STATES OF AMERICA (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA), CANADA, OR JAPAN.

NATIONAL BANK OF GREECE

INVITATION TO THE BANK’S

REPEAT GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON TUESDAY, 18 OCTOBER 2005, AT 11:00 HOURS

Pursuant to the provisions for Sociétés Anonymes (Companies’ Act 2190/1920) and for dematerialized shares (Law 2396/96), and to the Bank’s Articles of Association (Article 11) and Board of Directors’ resolution dated 3 October 2005, the Shareholders of banking Société Anonyme National Bank of Greece S.A., whose registered office is at Eolou 86, Athens, Greece, are invited to the Bank’s Repeat General Meeting to be held at 11:00 hours on Tuesday, 18 October 2005, at Eolou 93 (Megaro Mela), Athens, with the following agenda:

1. Resolution on the merger through the absorption of National Investment Company S.A. by National Bank of Greece S.A., more specifically approval of: (a) the relevant Draft Merger Agreement dated 2-6-2005, (b) the individual and, in view of the absorption, combined pro-forma transformation balance sheet and income statement of the Bank as at 31-5-2005, (c) Emporiki Bank’s valuation report dated 25-5-2005 as to the fairness and reasonableness of the share exchange ratio for the purposes of article 5 of Capital Market Commission Resolution No 2/258/5-12-2002, (d) PricewaterhouseCoopers chartered auditor K. Riris’s report dated 21/7/2005 certifying the book value of the Bank’s fixed assets as at the transformation date (31-5-2005) for the purposes of article 2 of Law 2166/1993, as amended, (e) PricewaterhouseCoopers chartered auditor G. Samothrakis’s report dated 30-8-2005 for the purposes of article 327 of the Codified Athens Exchange Regulation and (f) the Bank’s BoD report on the Draft Merger Agreement, as above, pursuant to article 69, paragraph 4 of Companies’ Act 2190/1920.

2. Cancellation, pursuant to Companies’ Act 2190/1920, Article 75, paragraph 4, of National Investment Company’s shares owned by the absorbing National Bank of Greece.

3. Increase in the share capital of National Bank of Greece by Euro one hundred twenty three million five hundred eighty five thousand six hundred sixteen and fifty cents (€123,585,616.50) in total through the issue of five million twenty three thousand five hundred thirty four (5,023,534) new shares of nominal value Euro four and eighty cents (€4.80), to be distributed to the remaining shareholders, other than the absorbing National Bank of Greece, of the absorbed National Investment Company S.A., and through an increase in the nominal value of existing shares from Euro four and fifty cents (€4.50) to Euro four and eighty cents (€4.80).

4. Amendment of Articles 4 and 39 of National Bank of Greece’s Articles of Association due to the said merger.

5. Approval of the BoD acts regarding the said merger and irrevocable authorization to the BoD to settle fractional rights that may result from the capital increase and share exchange.

6. Appointment of Bank representatives to execute the notarial contract of the merger through the absorption of National Investment Bank S.A. by National Bank of Greece S.A., sign declarations and any other documents necessary for the completion of the merger.

7. Announcements and other business.

According to the law and the Bank’s Articles of Association, Shareholders who wish to participate in the Repeat General Meeting in person or by proxy are requested to proceed as follows:

1.                         Shareholders of dematerialized shares not held in the Special Securities Account with the Central Securities Depository S.A. should have their shares blocked, in all or in part, via their Securities Account Operators. Shareholders should subsequently submit the relevant certification, issued by the Central Securities Depository S.A. and supplied to them by their Securities Account Operators, to the Bank (Head Office, network branches or the Shareholders Department at Eolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Wednesday, 12 October 2005).

2.                         Shareholders of dematerialized shares which are held with the Central Securities Depository S.A. in a Special Securities Account should have their shares blocked, in all or in part, directly through the Central Securities Depository S.A., by written declaration; the relevant certification issued to the Shareholders by the said institution will subsequently be submitted by them to the Bank (Head Office, network branches or the Shareholders Department at Eolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Wednesday, 12 October 2005).

3.                         Shareholders of non-dematerialized shares or depository documents will have to deposit them with the Bank (Head Office and network branches), or with the Deposit and Loans Fund or with any banking corporation in Greece at least five (5) days before the General Meeting (i.e. by Wednesday, 12 October 2005). Shareholders abroad should deposit their shares with any local NBG Unit (Branch or Representative Office), as applicable, otherwise with any other accredited bank. They should also ensure that the relevant share deposit receipts are submitted to the Bank by the above deadline.

Shareholders who are legal entities are further required by law to submit their legalization documents to the Bank within the same time limits as above, unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit with which their documents are held.

In the event that Shareholders wish to be represented by proxy, their representation documents should also be submitted to the Bank by Wednesday, 12 October 2005.

For their convenience, Shareholders who wish to participate in the General Meeting are also offered the option to authorize the Bank to block their shares on their behalf, in which case they are requested to contact the Shareholders Department (Tel. Nos +30 210 334 3414/16/21/26/28/60/94, Fax Nos +30 210 334 3404/06/10).

Athens, 3 October 2005
By order of the Board of Directors

IOANNIS PECHLIVANIDIS
NBG Deputy CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 4th October , 2005
Ioannis Pehlivanidis
Deputy Chief Executive Officer